Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Match Group, Inc. for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated February 27, 2020, with respect to the consolidated financial statements and the financial statement schedule of Match Group, Inc., and the effectiveness of internal control over financial reporting of Match Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

August 10, 2020